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CIBT to Establish GLC Partnership with Yunnan International Exchange Center

April 19th, 2011 CNW Group: CIBT Education Group Inc. (NYSE AMEX: MBA) (TSX: MBA) (“CIBT”) CIBT reports that it has signed a Memorandum of Understanding (‘MOU”) with the Yunnan International Exchange Center (“YNIEC”), a subsidiary of Yunnan Provincial Department of Education, to cooperate on a variety of educational projects.  The MOU outlines the scope of cooperation including the establishment of a Global Learning Center (“GLC”) at the Exchange Center to offer their students programs from CIBT subsidiary schools and an arrangement with YNIEC to recruit students to study at CIBT and CIBT’s subsidiary schools in Canada.  The YNIEC MOU is CIBT’s second announcement in the month of April involving Yunnan province.

“We feel that Yunnan is an emerging province with sufficient GDP and population to meet our objectives.  Our mission is to enter into and maintain a long term educational partnership within less competitive regions in China and the province of Yunnan fits that profile” commented Toby Chu, Vice Chairman and CEO of CIBT. “We are pleased to have established a relationship with YNIEC which further demonstrates the acceptance of the GLC platform within China’s education sector.  With the support and assistance of YNIEC and its parent organization, CIBT will gain access to all colleges and universities within Yunnan and nearby provinces, consisting of a population of over 45 million.  CIBT will also be able to explore additional GLC expansion opportunities into other parts of Yunnan province.”

About Yunnan International Exchange Center:

Founded in 1997, Yunnan International Exchange Center (YNIEC) is a government-sponsored institution which is a division of the Yunnan Provincial Department of Education for the People’s Republic of China. Its primary functions are to introduce international education programs to the province and assist Chinese students to study abroad.  On an annual basis, the YNIEC assists thousands of students to identify overseas study opportunities, expedite student visa issuance and offer services to Chinese students planning to study abroad.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes at over 70 locations in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:
This news release contains forward-looking statements about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts.  The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements.  With respect to the statements in this news release that state the future plans of the GLC platform, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered through the GLC platform; uncertainties as to the acceptance of the GLC platform in Asia; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

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